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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No ___ )*


                                      RTW, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                              COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     74974R 10 7
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                                    (CUSIP Number)

            Polly J. Wolner, 1360 E. Orchard Beach Lane, Rice Lake, WI 54868,
                                PHONE: (715) 234-4063
-------------------------------------------------------------------------------

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  SEPTEMBER 23, 1996
                                  ------------------
                         (Date of Event which Requires Filing
                                  of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following page(s))

                                  Page 1 of 5 Pages


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CUSIP NO. 74974 R 107                 13D                      PAGE 2 OF 8 PAGES
                                                                   ---  ---

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Polly J. Wolner
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
                                                  655,367
       SHARES
                         8    SHARED VOTING POWER
   BENEFICIALLY

      OWNED BY                                     82,500

        EACH             9    SOLE DISPOSITIVE POWER

    REPORTING                                     655,367

       PERSON            10   SHARED DISPOSITIVE POWER

        WITH                                       82,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  737,867

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2

14   TYPE OF REPORTING PERSON*


                                              IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item  1. SECURITY AND ISSUER

    (a)  NAME OF ISSUER

         RTW, Inc., a Minnesota corporation
         Common Stock, No Par Value

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         8500 Normandale Boulevard, Suite 1400, Bloomington, MN  55437.

Item 2.  IDENTITY AND BACKGROUND

    (a) NAME OF PERSON FILING. This statement is being filed by Polly J. Wolner, an individual.

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of Polly J. Wolner is 1560 E. Orchard Beach Lane, Rice Lake, WI 54868.

    (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT. Polly J. Wolner is not employed.

    (d)  CRIMINAL PROCEEDINGS. -  None.

    (e)  LITIGATION.  - None.

    (f)  CITIZENSHIP. Ms.Wolner is a citizen of the United States.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    See Item 4.

Item 4   PURPOSE OF TRANSACTION

    On September 23, 1996, 247,367 shares of common stock were distributed from the David C. Prosser Irrevocable Insurance Trust to the Polly J. Wolner Irrevocable Trust U/A DTD 7/29/96. No consideration was paid by Ms. Wolner in connection with the receipt of the shares.

    Ms. Wolner has acquired the securities described above for investment purposes. Ms. Wolner may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to Ms. Wolner) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.



                                  Page 3 of 5 Pages

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    Except as set forth above, Ms. Wolner has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

    As of September 23, 1996, the ownership of Polly J. Wolner was as follows:

    (a)  Amount Beneficially Owned - 737,867

    (b) Of the shares owned by Ms. Wolner, Ms. Wolner has the power to vote as follows:

         (i)   Sole power to vote or direct the vote -   655,367
         (ii)  Shared power to vote or direct the vote -  82,500
         (iii) Sole power to dispose or direct the disposition of - 655,367
         (iv)  Shared power to dispose or direct the disposition of  -  82,500

         Ms. Wolner disclaims any beneficial interest in the following shares held in trust for her children: 11,550 shares held by the Polly J. Wolner Irrevocable Trust and 63,450 shares held by the Polly Wolner Children's Trust. Ms. Wolner shares voting and dispositive power with respect to 82,500 shares held with her spouse.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

Item 7   MATERIAL TO BE FILED AS EXHIBITS

         None.



                                  Page 4 of 5 Pages

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                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 30, 1996           /S/ POLLY J. WOLNER
                              --------------------------------------------------
                             Polly J. Wolner








                                  Page 5 of 5 Pages